SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 16, 2024

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Announcement of LM Ericsson Telephone Company, February 16, 2024 regarding “Ericsson to utilize mandate to transfer shares”.

PRESS RELEASE February 16, 2024

Ericsson to utilize mandate to transfer shares

Ericsson’s (NASDAQ:ERIC) annual general meeting on March 29, 2023 authorized the company’s board of directors to resolve on the transfer of the company’s own shares. Under the authorization the company may, in conjunction with the delivery of vested shares under the long-term variable compensation programs 2019 and 2020 (“LTV 2019” and “LTV 2020”), prior to the annual general meeting in 2024, decide to retain and sell no more than 60% of the vested shares of series B in the company in order to cover for the costs for withholding and paying tax and social security liabilities on behalf of the participants in relation to the performance share awards for remittance to revenue authorities. Ericsson has today decided to utilize the authorization to transfer shares for these purposes.

The transfer of own shares may take place on Nasdaq Stockholm during the period from and including February 16, 2024 up to the annual general meeting 2024 at a price within the price interval registered from time to time.

Ericsson currently holds 12,932,223 shares of series B in the company and the maximum number of shares that may be transferred on Nasdaq Stockholm pursuant to the decision to utilize the authorization amounts to 774,889 shares of series B in the company.

NOTES TO EDITORS:

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ABOUT ERICSSON:

Ericsson enables communications service providers and enterprises to capture the full value of connectivity. The company’s portfolio spans the following business areas: Networks, Cloud Software and Services, Enterprise Wireless Solutions, Global Communications Platform, and Technologies and New Businesses. It is designed to help our customers go digital, increase efficiency and find new revenue streams. Ericsson’s innovation investments have delivered the benefits of mobility and mobile broadband to billions of people globally. Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ STELLA MEDLICOTT
Stella Medlicott Senior Vice President, Chief Marketing and Communications Officer

By:	/s/ CARL MELLANDER
Carl Mellander Senior Vice President, Chief Financial Officer

Date: February 16, 2024